ECash, Inc.
402 West Broadway, 26th Floor
San Diego, CA  92101

United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:           ECash, Inc.

Form 8K Item 4.01
Filed August 13, 2007
File No. 0-29447
Attention: Ryan Rohn

Dir Sir/Madam:

Ecash, Inc. (the "Company"), hereby files this correspondence and responds to your comments in your letters dated August 13, 2007

Responses to the letter of August 14, 2007

1.
Please revise your filing top disclose if there were any disagreements through any subsequent interim periods proceeding such resignation, declination or dismissal with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, with disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreemt(s) in connection wit6h its reports, Refer to item 304(a)(1)(iv) of Regulation S-B.

We have noted your response and revised paragraph 4 of the amended 8K/A to reflect the subsequent interim period proceeding such resignation, declination, or dismissal of former accountant.

2.
In addition, please revise your disclosure in paragraph 5 and 6 to disclose that there were no reportable events or you did not consult JSW through any subsequent interim periods proceeding resignation, declination or dismissal with the former accountant.

We have noted your response and revised paragraph 5 and 6 to include that there were no reportable events through any subsequent interim periods proceeding resignation, declination or dismal with the former accountant.

3.
We note that your independent registered public accountant is licensed in the state of Florida while your principal office is in the state of California.  Confirm to us that Jewett, Schwartz, Wolfe & Associates is in compliance with the California state licensing requirements.  IN the event of noncompliance with California state requirement, you should consider the need for additional disclosure or obtaining audit service from a different practitioner.

We have noted your response and additional the following additional paragraph to the amended 8K/A.

“We have engaged JSW as our independent registered public accounting firm. The audit of the Company’s financial statements are required to be performed in accordance with the procedures required by professional standards established by the Public Company Accounting Oversight Board of the Commission and auditing standards generally accepted in the United States.  These standards and qualifications do not vary from state to state and, accordingly, we believe that the selection of this independent registered accounting firm satisfies the requirements of the Commission Rule SX 2-01 requires that an accountant be licensed and in good standing under the laws of the place of the accountant’s residence or principal office.”

4.
To the extent that you make changes to the Form 8-K to comply with the our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant aggress with the statements made in your revised Form 8-K.  We note your disclosure that you did not receive a letter from Meylers prior to filing your Form 8K.

We have noted your response and have made several attempts to receive the required exhibit 16 to file with our amended Form 8-K/A.  We have noted your response and have made several attempts to receive the required exhibit 16 to file with our amended Form 8-K/A.  We have provided the former accountant with the initial disclosure and the amended disclosure for their review, comment and response.  To date, we have not heard any response.  Supplementally, we are including the attached email requesting the exhibit from our former accountant, Meylers as one of the follow up correspondence sent to the former auditors imploring them to provide the requisite letter. If and when we receive the requisite response, we will file an amended 8-k to disclose such response.

-----Original Message-----
From: Pamela Thompson [mailto:gabbyandtriplets@yahoo.com]
Sent: Thursday, August 23, 2007 11:53 AM
To: Bill Meyler; 'Michael Chermak'
Cc: Joseph Emas
Bill:

We have filed an 8k and are still requesting the 16.1 exhibit.  I need to get that so that I can amend the 8k filing and present it properly to the SEC.

Please forward me the exhibit.

I will follow up with Michael today.

Pamela

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ Michael Chermak
Michael Chermak
CEO